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Report of Independent Registered Public Accounting Firm

The Board of Managers
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the "Company") as of December 31, 2015, and the related notes to the statement of financial condition. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2016